Exhibit 99.1

FOCUS MEDIA HOLDING LIMITED
ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SHANGHAI, March 25, 2013 — Focus Media Holding Limited (the “Company” or “Focus Media”) (Nasdaq: FMCN) announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 29, 2013 at 10:00 a.m. (Hong Kong Time). The meeting will be held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated December 19, 2012 among Giovanna Parent Limited, Giovanna Acquisition Limited (“Merger Sub”) and the Company, the plan of merger (the “Plan of Merger”) and the transactions contemplated thereby (including the merger).

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. If completed, the merger will result in the Company becoming a privately-held company and its American depositary shares (“ADSs”) will no longer be listed on the NASDAQ Global Market and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of the independent committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the merger).

Shareholders of record as of the close of business in the Cayman Islands on April 17, 2013 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on March 28, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the proxy statement) will be mailed to shareholders and ADS holders. Shareholders and ADS holders who need additional copies of the proxy materials and who have questions or need assistance in voting their shares or ADSs are encouraged to contact MacKenzie Partners by email at proxy@mackenziepartners.com or by phone at +1(800) 322-2885 (toll free) or at +1(212) 929-5500 (outside of the United States). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the transaction statement on Schedule 13E-3 and the proxy statement. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Investor and Media contact: Jing Lu, +86-21-2216-4155, ir@focusmedia.cn